

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Marlow Hernandez, Dr.
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Avenue
Miami, FL 33178

> **Re: Cano Health, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2023**
> **File No. 333-270580**

Dear Marlow Hernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services